Joseph J. Tomasek, Esq.
                             77 North Bridge Street
                          Somerville, New Jersey 08876



                                  June 27, 2005

                              FOR THE EXCLUSIVE USE
                 OF THE SECURITIES AND EXCHANGE COMMISSION ONLY

VIA EDGAR AND OVERNIGHT DELIVERY Filing Desk Securities and Exchange Commission 450 Fifth Street, N.W.
Washington, D.C. 205498

Attention:  Barbara C. Jacobs, Assistant Director

      RE:   Magnitude Information Systems, Inc. Prospectuses re:

            (1) Post-Effective Amendment No. 5 to Form SB-2 Registration No. 333-112595

            (2) Post-Effective Amendment No. 8 to Form SB-2 Registration No. 333-73992

            (3) Post Effective Amendment No. 3 to Form SB-2 Registration No. 333-118522

            (4) Post-Effective Amendment No. 2 to Form SB-2 Registration No. 333-123996

Dear Assistant Director Jacobs

      On behalf of Magnitude Information Systems, Inc. (the "Company"), we hereby file the Final Prospectuses for the above referenced Post-Effective Amendment No. 5, Post Effective Amendment No. 8, Post-Effective Amendment No. 3 and Post-Effective Amendment No. 2 to the Company's Forms SB-2 registration statements, all declared effective by the Commission on June 24, 2005, via EDGAR pursuant to Rule 424(b)(3). We have enclosed ten (10) paper copies of the combined final prospectus.

                                                   Very truly yours,

                                                   /s/Joseph J. Tomasek
                                                  Joseph J. Tomasek, Esq.

cc  Commission Staff:
     Daniel Lee, Esq.



SEC Letter - Magnitude Prospectuses-Post Eff. Nos.  2.3.5.8 -06-27-05